Via Facsimile and U.S. Mail
Mail Stop 6010

May 2, 2006

Mr. Alan M. Bennett
Senior Vice President and CFO
Aetna, Inc.
151 Farmington Avenue
Hartford, CT 06156

> **Re: Aetna, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 1, 2006**
> **File No. 1-16095**

Dear Mr. Bennett:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Exhibit 13.1
Critical Accounting Estimates
Health Care Costs Payable, page 24
Insurance Liabilities (Other Than Health Care Costs Payable), page 25

1.	We believe your disclosure in Management's Discussion and Analysis regarding the health care costs payable and insurance liabilities could be improved to better explain the judgments and uncertainties surrounding these estimates and the potential impact on your financial statements. Please provide us in disclosure-type format the following for each of these liabilities:

     a. Discuss how each of your key assumption(s) in developing these liabilities has changed historically over the periods presented.

     b. Discuss how management has adjusted each of the key assumption(s) used in calculating the current year liabilities given their historical changes or given current trends observed. This discussion should show the link between what has happened to the key assumption(s) in the past to what management is currently using as its key assumption(s).

     c. Include quantified and narrative disclosure of the impact that reasonably likely changes in the key assumption(s) used would have on each of these liabilities at December 31, 2005 and on future operations. Merely applying a hypothetical basis point change to your medical cost trend factor or in the portfolio rate assumption and stating the impact it would have on those liabilities does not appear to accomplish this objective.

     d. Because IBNR estimates are more imprecise, please provide the amount of IBNR separately from claims reported for each of these liabilities.

*   *   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your response to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Joseph Roesler, Accounting Branch Chief, at (202) 551-3628 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant